Mail Stop 3561

June 7, 2010

Thomas F. Farrell II
Chairman, President and Chief Executive Officer
Dominion Resources, Inc.
Virginia Electric and Power Company
120 Tredegar Street
Richmond, Va. 23219

> **Re:** **Dominion Resources, Inc.**
> **Virginia Electric and Power Company**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed February 26, 2010**
> **File No. 001-08489**
> **File No. 001-02255**

Dear Mr. Farrell:

We have reviewed your filings and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us in detail sufficient for an understanding of your disclosure how you intend to comply by providing us with your proposed revisions. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the period ended December 31, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 33

1. We note your discussion of planned capital expenditures for future fiscal years on page 52, however, it does not appear that you provide disclosure summarizing the capital expenditures made with respect to the fiscal year just ended. Please revise to quantify such expenditures, explain how the funds were spent and the sources of funds, with a view to providing readers additional context surrounding your future expenditures.

Exhibits and Financial Statement Schedules, page 156

2. We note that several of your material contracts, including credit agreements, listed on your Exhibit Index are missing some or all of the schedules that are part of those agreements. For example, we note that exhibits 10.4 and 10.5 are missing schedules. While Item 601(b)(2) of Regulation S-K permits you to provide omitted information supplementally upon request, there is not a similar provision in Item 601(b)(10) of Regulation S-K. Please confirm that you will re-file complete copies of these agreements with your next periodic report or advise why it is not appropriate for you to do so.

*****

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Thomas F. Farrell II
Dominion Resources, Inc.
June 7, 2010
Page 3

You may contact Scott Anderegg, Staff Attorney, at (202) 551-3342 or Mara Ransom, Legal Branch Chief, (202) 551-3264 or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: James F. Stutts, Esq.